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06007859

ES COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 0 3 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8 -	51614

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Genesis Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Broad Street, Suite 288
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. William Yeh 212-668-0888
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas, Suite 1200 (Address) New York (City) NY (State) 10036-1602 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
JUN 3 0 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Yeh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Genesis Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SWORN TO BEFORE ME THIS 30th DAY OF March 06
NOTARY PUBLIC

Notary Public

Signature

President
Title

SHANTILAL P. SENJALIA
Notary Public, State of New York
No 01SE5021561
Qualified in Queens County
Commission Expires December 20, 09

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GENESIS SECURITIES, LLC

INDEX

FACING PAGE

J.H. COHN LLP
Your Source for Business Solutions℠

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants

To the Member
Genesis Securities, LLC

We have audited the accompanying statement of financial condition of Genesis Securities, LLC (A Limited Liability Company and A Wholly-Owned Subsidiary of Genesis Group, LLC) as of December 31, 2005, and the related statements of income and changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genesis Securities, LLC as of December 31, 2005, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, Schedule II and Schedule III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn LLP

New York, New York
March 23, 2006

GENESIS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS	
Cash and Cash Equivalents	$ 3,320,529
Receivable From Brokers	4,466,895
ECN Rebates Receivable	453,661
Securities Owned:	
Marketable, at Market Value	2,055,881
Non-Marketable Securities	23,016
Property and Equipment, Net	1,323,327
Other Assets	15,000
Escrow and Security Deposits	50,834
TOTAL	$11,709,143
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts Payable and Accrued Expenses	$ 2,966,142
Securities Sold, Not Yet Purchased, at Market Value	938,620
ECN Rebates Payable	1,154,598
Income Taxes Payable	21,000
Traders' Deposits	332,315
Payable to Brokers	142,911
Payable to Customers	207,229
Total Liabilities	5,762,815
Commitments and Contingencies	
Members' Equity	5,946,328
TOTAL	$11,709,143

See Notes to Financial Statements.

GENESIS SECURITIES, LLC
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

REVENUES	
Commissions	$ 9,019,611
ECN Rebate Income	4,725,497
Trading Income	3,715,566
Investment Income	97,119
Software License Fees	3,200
Unrealized Gain	29,130
Total	17,590,123
EXPENSES	
Licensing Fees	4,691,739
ECN Refunds and Commission	7,141,319
Clearance and Exchange Charges	2,087,108
Depreciation and Amortization	89,019
Employee Compensation and Benefits	1,181,770
Communication and Data Processing	743,664
Occupancy	344,564
Office Expenses	83,101
Professional Fees	222,556
Advertising	35,284
Other Expenses	94,460
Total	16,714,584
Income Before Income Taxes	875,539
Provision for Income Taxes	16,745
NET INCOME	858,794
Members' Equity – Beginning of Year	5,602,586
Redemption of Class C Members - Reclassification to Traders' Deposits	(332,315)
Cash Distribution to Class C Members	(182,737)
Members' Equity – End of Year	$ 5,946,328

See Notes to Financial Statements.

GENESIS SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Operating Activities:	
Net Income	$ 858,794
Adjustments To Reconcile Net Income To Net Cash Provided by Operating Activities:	
Depreciation and Amortization	89,019
Unrealized Gain on Securities	(29,130)
Changes in Operating Assets and Liabilities:	
Securities Owned, Net	(910,196)
Receivable From Brokers	(2,933,555)
ECN Rebates Receivable	261,063
Other Assets	19,014
Escrow and Security Deposits	22,421
Income Tax Payable	(2,520)
ECN Rebates Payable	553,358
Accounts Payable and Accrued Expenses	2,651,553
Payable to Brokers	142,911
Payable to Customers	207,229
Net Cash Provided by Operating Activities	929,961
Investing Activities:	
Purchase of Fixed Assets	(1,220,803)
Financing Activities:	
Members' Distributions	(182,737)
Net Decrease In Cash And Cash Equivalents	(473,579)
Cash And Cash Equivalents At Beginning Of Year	3,794,108
Cash And Cash Equivalents At End Of Year	$3,320,529
Supplemental Disclosures of Cash Flow Data:	
Income Taxes Paid	$ 12,800
Supplemental Disclosure of Non-Cash Investing and Financing Activities:	
Redemption of Class C Units of those Members Required to Maintain a Deposit with the Company	$ 332,515

See Notes to Financial Statements.

GENESIS SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION:

Genesis Securities, LLC (the "Company") is registered with the Securities Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company was established in New York State on February 5, 1999 as a limited liability company for the purpose of providing financial services for trading NASDAQ and listed securities. The Company also provides direct trading technology to the retail and institutional trading community. As set forth in the Operating Agreement (the "Agreement"), the Company shall dissolve December 2025, unless the term is extended by amendment to the Agreement.

In August 2005, the Class A and Class B members of the Company exchanged their members' interests for member interests in Genesis Group, LLC; the Company then became a wholly-owned subsidiary of Genesis Group, LLC.

The Company has an agreement with another broker-dealer (the "clearing broker") to clear certain transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii). In August 2004, the Company received approval from the NASD to begin self-clearing for its proprietary trading account. In 2005, the Company received approval from the NASD to begin self-clearing its retail customer trading. During 2005, the Company self-cleared its proprietary trading account. However, they did not self-clear any customer trading accounts.

The Company utilizes a third-party to provide execution and reconciliation services for the high volume of trading in their account. Trade breaks, if any, are resolved each morning.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates:
To prepare financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:
The Company defines cash equivalents as all short-term, highly liquid investments with original maturity dates of less than 90 days.

Cash of $301,471 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Concentration of Credit Risk:
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and receivables from brokers and dealers. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by maintaining its banking and brokerage relationships with high credit quality financial institutions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

Property and Equipment:
Depreciation is provided on straight-line and accelerated bases using estimated lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The Company follows the provisions of Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software. The Company also follows the provisions of Emerging Issues Task Force ("EITF") 00-02, "Accounting for Website Development," which requires the capitalization of certain costs incurred in connection with developing, designing and supporting the Company's website. All capitalized internal use software and website development costs will be amortized using the straight-line method over three years once placed in service.

Securities-Lending Activities:
Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. At December 31, 2005, cash collateral related to securities borrowed amounted to $1,006,000.

Securities Transactions and Valuations:
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities and securities sold, not yet purchased are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Unrealized gains and losses are included in results of operations. Realized gains and losses on sales of securities are determined on a first-in, first-out basis.

Commissions:
Commission revenue and related expenses are recorded on a trade-date basis as securities transactions occur.

Software License Fees:
The Company recognizes revenue from the licensing of trading software based upon the licensee's monthly trading volume, subject to minimum use fees.

The Company expenses software licensing fees as incurred. Such fees relate to the use of third party software for proprietary trading activities, and are incurred based upon the trading activity.

ECN Rebate Income and ECN Refunds:
The Company records Electronic Communication Network ("ECN") rebates and the related refunds on a trade-date basis as securities transactions occur. The Company, at its discretion, may refund a portion of the ECN rebates to its customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

Income Taxes:
The Company is not a taxpaying entity for federal and state income tax purposes, and thus only New York City income tax expense has been recorded in the financial statements. Income of the Company is taxed to the members in their respective federal and state income tax returns. The members customarily make substantial capital withdrawals in April of each year to satisfy their personal income tax liabilities. The provision for income taxes includes an adjustment for over or under accruals from prior years. Deferred income taxes are not material.

Advertising:
The Company expenses the cost of advertising as incurred.

NOTE 3 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED:

Marketable securities owned and sold, not yet purchased, consist of trading securities at market value, as follows:

	Owned	Sold, Not Yet Purchased
Corporate Stocks	$2,055,881	$938,620
Nonmarketable Securities	$ 23,016	

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restriction or conditions applicable to the securities or to the Company.

NOTE 4 - RECEIVABLE FROM BROKERS:

The Company is required to maintain certain deposit balances at clearing brokers and agencies pursuant to various agreements. These balances vary based on trading volume and market volatility. At December 31, 2005, receivable from and payable to brokers included deposits as follows:

	Receivable	Payable
Deposits for securities borrowed/loaned	$1,006,000	$ -
Deposits at clearing organizations	2,030,000	-
Payable to clearing organizations	-	142,911
Fees and commissions receivable	1,430,895	-
Totals	$4,466,895	$142,911

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 5 - RECEIVABLE FROM AND PAYABLES TO CUSTOMERS:

Accounts receivable from and payable to customers include amounts due on cash and margin transac tions. Securities owned by customers are held as collateral for receivables.

GENESIS SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 6 - PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost. At December 31, 2005, property and equipment consisted of the following:

	Life	Amount
Capitalized software		$1,010,000
Furniture and Fixtures	7 yrs	26,584
Computer Equipment	3-5 yrs	667,582
Leasehold Improvements	5 yrs	57,299
Equipment Under Capital Leases	5-7 yrs	44,896
Total		1,806,361
Less Accumulated Depreciation and Amortization		483,034
Total		$1,323,327

Depreciation and amortization expense was $89,019 for the year ended December 31, 2005. At December 31, 2005, accumulated amortization related to equipment under capital leases amounted to $43,628.

NOTE 7 - LINE OF CREDIT:

The Company has a $250,000 unsecured line of credit with a bank. The line of credit bears interest at the prime rate plus .5%. There were no loans outstanding or no interest paid under the line of credit as of and for the year ended December 31, 2005.

NOTE 8 - COMMITMENTS:

The Company conducts its operations from a facility that is leased under a noncancelable operating lease expiring in March 2010. The term of this lease is five years at an annual rental payment of $218,672. In addition, the Company is responsible for paying its proportional share of real estate tax escalations. Rental expense amounted to $251,874 for the year ended December 31, 2005.

Future minimum rental payments under the above noncancelable operating lease in each of the years subsequent to December 31, 2005 is as follows:

Year Ending December 31,	Amount
2006	$248,552
2007	254,528
2008	135,856
2009	97,720
2010	18,159
Total	$754,815

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at December 31, 2005 were not material.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions, when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2005 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2005.

NOTE 10 - CLASSES OF MEMBERSHIP INTERESTS:

Through the period prior to the exchange of Class A and Class B members' interests for member interests in Genesis Group, LLC, the Company had authorized three classes of interests: Class A, Class B and Class C. The rights of each class are identical except as otherwise specifically set forth in the following summary:

Net Profits:
Class C members receive a special allocation of profits. A member who trades the Company's proprietary securities trading account receives a special allocation, determined by the member and the member-managers, of profit or loss based on that member's trading results for the period, provided, however, that losses in excess of the Class C member's initial and/or additional capital contribution are allocated only to the extent that there are cumulative profits. In addition, there is no special allocation of profit, until or unless there are profits that exceed any previous loss which has not been allocated to such member. Net profits remaining after the allocations provided for above are allocated to the Class A and B members as specifically set forth in the Agreement.

NOTE 10 - CLASSES OF MEMBERSHIP INTERESTS: (continued)

Net Profits (continued):
During 2005, the Company redeemed all Class C member interests and required each of these traders to maintain the same amount as a deposit with the Company. At December 31, 2005, these deposits aggregated $332,315. Cash distributions of $182,737 were paid to Class C members.

Net Losses:
Class C members may be allocated a loss for the fiscal year which results from a special allocation provided for in the Agreement, but only to the extent that there have been cumulative previous special allocations of profits to that member. Net losses remaining for the fiscal year after the allocations to Class C members are allocated to the Class A and B members as specifically set forth in the Agreement.

Distributions to Class A and B Members
At the end of each quarter, the member-managers determine the amount of net profits which are to be distributed to Class A and B members and the amounts which are to be retained by the Company. The Agreement provides for allocation of expenses, overhead charges, special allocations made to Class C members, and reserves for accrued or contingent liabilities.

Distributions Upon Termination of the Company:
At the termination of the Company, after the Company has satisfied or provided for the satisfaction of all the Company's debts and other obligations, the Company's assets will be distributed in cash to the members and any disassociated members, as defined, whose interests have not been previously redeemed, as provided for in the Agreement, in discharge of their respective capital interests.

Member-Managers:
The business and operations of the Company are managed by the member-managers. Member-managers serve in that capacity until they resign or are removed by vote of the majority of the holders of Class A interests ("Class A majority"). After resignation of the last remaining member-manager, a new member-manager may be appointed only with the consent of the Class A majority.

Disposition of Interests:
No member may assign, pledge, sell, or otherwise transfer all or any portion of the member's interest without the prior written approval of the Class A majority.

Disassociation of a Member:
A person shall cease to be a member upon the happening of any of certain events, as defined, one of which is the decision of the member-managers to remove a Class C or Class B member.

Liability of Members:
As provided for in the Agreement, no member (as a member) is liable as such for the liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this agreement shall not be grounds for imposing personal liability on the members for liabilities of the Company.

NOTE 10 - CLASSES OF MEMBERSHIP INTERESTS: (continued)

Acts of Members and Member Meetings:
All members who have not disassociated are entitled to vote on any matter submitted to a vote of the members.

NOTE 11 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $3,708,410, which was $3,386,797 in excess of its minimum required net capital of $321,613. The Company's net capital ratio was 1.30 to 1.

NOTE 12 - INDEMNIFICATIONS:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 13 - RELATED PARTY TRANSACTIONS:

The Company earned net commissions of $2,405,880 related to transactions generated from a company owned by the wife of the majority member of Genesis Group, LLC. At December 31, 2005, accounts payable and accrued expenses includes $1,358,598 related to rebates due this related party.

Capitalized software costs of $1,010,000 were incurred to a company owned by a sister of a member of Genesis Group, LLC.

GENESIS SECURITIES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL		
Total Members' Equity		$5,946,328
Deductions		
Non-Allowable Assets		
Non-Marketable Securities	$ 23,016	
ECN Rebates Receivable	453,661	
Property and Equipment, Net	1,323,327	
Other Assets	15,000	
Escrow and Security Deposits	50,834	
Total Non-Allowable Assets		1,865,838
Net Capital Before Haircuts On Securities Positions		4,080,490
Haircuts On Securities Positions		372,080
Net Capital		$3,708,410
AGGREGATE INDEBTEDNESS		
TOTAL LIABILITIES	$5,762,815	
Less: Securities Sold, Not Yet Purchased	(938,620)	$4,824,195
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum Net Capital Required ($250,000 or 6-2/3% of aggregate indebtedness, whichever is greater)		$ 321,613
Excess Net Capital		$3,386,797
Excess Net Capital at 1,000%		$3,225,992
Ratio of Aggregate Indebtedness to Net Capital		1.30 to 1

GENESIS SECURITIES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART IIA OF FORM X-17a-5 AS OF
DECEMBER 31, 2005)

Net Capital, As Reported In Company's Part IIA (Unaudited) Focus Report	$4,809,303
Adjustments:	
Change in value and classification of proprietary positions	20,914
Increase in accrued liabilities	(1,119,454)
Increase in haircuts	(2,353)
NET CAPITAL PER ABOVE	$3,708,410
AGGREGATE INDEBTEDNESS AS REPORTED IN THE COMPANY'S PART IIA (UNAUDITED) FOCUS REPORT	$3,704,741
Adjustment - increase in accrued liabilities	1,119,454
AGGREGATE INDEBTEDNESS PER ABOVE	$4,824,195

See Report of Independent Public Accountants.

GENESIS SECURITIES, LLC
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$207,229
Debit balances	-
Excess of total credits over total debits	$207,229
105% of excess of total credits over debits	$217,590
Amount held on deposit in "Reserve Bank Accounts"	$301,471

See Report of Independent Public Accountants.

GENESIS SECURITIES, LLC
SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2005

1. Customers' fully paid and excess margin securities not in respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3)	None
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags which result from normal business operations as permitted under rule 15c3-3	None
A. Number of items	None

See Report of Independent Public Accountants.

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants on Internal Control

To the Members
Genesis Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Genesis Securities, LLC (the "Company") as of and for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g). in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J H Cohn LLP

New York, New York
March 23, 2006